FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of October, 2002
1-Commission File Number: 0-30324
                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F     __X__          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES THIRD QUARTER RESULTS
   Dated October 29, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADWARE LTD.


Date: November _6_, 2002                           By:/s/ Meir Moshe
                                                      -----------------------
                                                      Meir Moshe
                                                      Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number           Description of Exhibit

10.1                     Press Release: RADWARE LTD.
                         ANNOUNCES THIRD QUARTER RESULTS Dated October 29, 2002.

                                  EXHIBIT 10.1


Contact:          Meir Moshe, Chief Financial Officer, Radware Ltd.
                  011-972-3766-8610
                  Dennis S. Dobson, for Radware Ltd.
                  (203) 255-7902


                  RADWARE LTD. ANNOUNCES THIRD QUARTER RESULTS

* Quarter revenues of $11.0 million, inline with guidance
* Quarterly Loss of $0.02 per share, 2 cents better than guidance

         Tel Aviv, Israel, October 29, 2002-- Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching, ensuring availability, performance and integrity of networked applications, today reported revenues of $11.0 million for the third quarter of 2002, an increase of 36% compared with sales of $8.1 million for the third quarter of 2001.
         Net loss for the third quarter of 2002 was $0.4 million or $0.02 per share, compared to net loss of $3.2 million or $0.18 per share in the third quarter of 2001.
         The company had a positive operational cash flow for the first three quarters of 2002, and has $125 million in cash, short-term and long-term bank deposits.
         "In the third quarter we continued to increase our market share and our revenues worldwide", said Roy Zisapel, President and CEO of Radware. "As a result we continue to sequentially improve quarter by quarter all the financial parameters of our business."




During the quarter ended September 30, 2002, Radware released the following significant announcements:

o        Radware - the First in the Industry to Mitigate Apache SSL Worm Attacks
o Radware and SecureNet Join Forces to Provide Denial of Service Protection to Corporate and
         Government Clients
o        Radware Wins Two "Best of EnterpriseVision" Awards
o Mission Critical Systems and Radware partner to offer highly available and flexible security solutions
o Leading Korean Telecommunication Companies Implement Radware's Global IP Application Switching
         Solution

Company management will host a quarterly investor conference call at 8:45 AM EST on October 29, 2002. The call will focus on financial results for the quarter ended September 30, 2002, and certain other matters related to the Company's business.

The conference call will be webcast on October 29, 2002 at 8:45 AM (EST in the "listen only" mode via the Internet at:
http://www.radware.com/content/about/investor.asp
-------------------------------------------------

About Radware
Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, Content Inspection Director (CID), LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

                                       ###

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company's SEC filings.





                                              Condensed Consolidated Balance Sheets
                                                   (U.S. Dollars In thousands)

                                                       December 31, 2001     September 30, 2002
                                                       -------------------   -------------------
                                                                                (unaudited)
Current assets
Cash, cash equivalents and Short Term
investments                                               125,680                66,604
Trade receivables, net                                      7,868                 8,452
Other receivables and prepaid expenses                      1,174                 1,201
Inventories                                                 4,781                 3,542
                                                            -----                 -----
                                                          139,503                79,799
Property and equipment, net                                 4,037                 3,718
                                                            -----                 -----
Long-term bank deposit                                          -                58,270
                                                            ------               ------
Other assets                                                  921                 1,116
                                                              ---                 -----
Total assets                                              144,461               142,903
                                                          =======               =======

Current liabilities
Trade payables                                              2,541                 2,633
Other payables and accrued expenses                        12,051                12,248
                                                           ------                ------
                                                           14,592                14,881
                                                           ------                ------

Accrued severance pay                                         930                 1,148
                                                              ---                 -----
Minority's interest                                             1                    41
                                                                -                    --
Total liabilities                                          15,523                16,070
                                                           ------                ------

   Shareholders' equity
Share capital                                                 413                   415
Additional paid-in capital                                131,615               131,839
Deferred compensation                                       (394)                 (161)
Accumulated deficit                                       (2,696)               (5,260)
                                                          -------               -------
Total shareholders' equity                                128,938               126,833
                                                          -------               -------
Total liabilities and shareholders' equity                144,461               142,903
                                                          =======               =======



                                                   Condensed Consolidated Statements Of Operations
                                                  (U.S. Dollars In thousands, except per share data)


                                                    For the Three      For the Three       For the Nine        For the Nine
                                                    --------------     --------------      -------------       ------------
                                                    months ended        months ended       months ended        months ended
                                                    -------------       -------------      -------------       ------------
                                                  September 30, 2001 September 30, 2002  September 30, 2001 September 30, 2002
                                                  ------------------ ------------------  ------------------ ------------------
                                                     (Unaudited)         (Unaudited)        (Unaudited)         (Unaudited)

Sales                                                      8,104            11,001             33,924              31,662
Cost of sales                                              1,491             1,981              5,975               5,786
                                                          ------            ------             -------             ------
Gross profit                                               6,613             9,020             27,949              25,876
Research & Development, net                                2,127             1,947              6,153               5,875
Sales & Marketing                                          7,506             7,455             22,485              22,430
General & Administrative                                   1,635             1,144              3,559               3,202
                                                          ------             ------            -------             ------
Total operating expenses                                  11,268             10,546            32,197              31,507
Operating profit (loss)                                   (4,655)            (1,526)           (4,248)             (5,631)
Financial income, net                                      1,459              1,153             5,375               3,100
                                                          ------             ------            -------             -------
Income (loss) before taxes on income                      (3,196)              (373)            1,127              (2,531)
Taxes on income                                                -                  -              (389)                  -
Minority's interest                                          (42)                 1               (14)                (33)
                                                          ------              -----             ------             -------
Net income (loss)                                         (3,238)              (372)              724              (2,564)
                                                          =======             ======            ======             =======


Basic net  income (loss) per share                   $     (0.02)         $   (0.20)       $      0.04        $     (0.15)
                                                     ============         ==========       ===========        ============
Weighted Average shares used to compute Basic
net income (loss) per share                            16,435,828         16,584,277        16,393,144          16,563,140


Diluted net income (loss) per share                  $     (0.18)         $   (0.02)       $      0.04        $     (0.15)
                                                     ============         ==========       ===========        ============

Weighted Average shares used to compute Diluted
net income (loss) per share                           17,554,288          16,584,277        17,532,324          16,563,140
